UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                        CHIEF CONSOLIDATED MINING COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   168628 10 5
                                 (CUSIP Number)


    FAY M. MATSUKAGE, ESQ., 4582 S. ULSTER ST. PKWY. #201, DENVER, CO 80237,
                                  303-721-9495
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 11, 1995
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)



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CUSIP NO. 168628 10 5                                          PAGE 2 OF 7 PAGES


                                  SCHEDULE 13D

  1       NAME OF REPORTING PERSON                 AKIKO GOLD RESOURCES LTD.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       84-1319808

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

  3       SEC USE ONLY

  4       SOURCE OF FUNDS*
          OO

  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSU-
          ANT TO ITEMS 2(d) OR 2(e)                                       [ ]

  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          BRITISH COLUMBIA

      NUMBER OF            7     SOLE VOTING POWER
     SHARES BENE                 280,000 SHARES
      FICIALLY
      OWNED BY             8     SHARED VOTING POWER
     EACH REPORT                 -0-
     ING PERSON
        WITH               9     SOLE DISPOSITIVE POWER
                                 280,000 SHARES

                           10    SHARED DISPOSITIVE POWER
                                 -0-

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          280,000 SHARES

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.9 %

  14      TYPE OF REPORTING PERSON*
          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 OF 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




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CUSIP NO. 168628 10 5                                          PAGE 3 OF 7 PAGES

ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Chief Consolidated Mining Company (the "Issuer"). Its principal executive offices are located at 866 Second Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

The person filing this statement is Akiko Gold Resources Ltd. ("Akiko"), a British Columbia corporation, which is engaged in mining operations. Its principal office is located at Suite 709 - 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8.

(a) - (c) The following is a list of directors, executive officers, and control persons of Akiko, their business addresses (if other than the principal office of Akiko), their positions held with Akiko, and their present principal occupations, as of September 11, 1995:


         NAME AND BUSINESS ADDRESS                POSITION HELD WITH AKIKO               PRINCIPAL OCCUPATION
                                                                                 President from May 1993 to
Stephen E. Flechner                          Chairman and                        present.
1800 Glenarm Place, Suite 210                President and                       Also President, CEO, and di
Denver, Colorado 80202                       Chief Executive Officer             rector of North Lily Mining
                                                                                 Company (mining company),
                                                                                 1800 Glenarm Place, Suite
                                                                                 210, Denver, Colorado 80202.

Herbert K. Fredrickson                       Director and                        President, Grout Tech Inc.
RR2                                          Engineering Consultant              (mining consulting company),
Kemble, Ontario N0H 1S0                                                          RR2, Kemble, Ontario N0H
                                                                                 1S0 CANADA, 1982 to pres
                                                                                 ent.

Raymond E. Irwin                             Director and                        May 1993 to present.
1800 Glenarm Place, Suite 210                Vice President Exploration          Also, Vice President and direc
Denver, Colorado 80202                                                           tor of North Lily Mining Com
                                                                                 pany (mining company), 1800
                                                                                 Glenarm Place, Suite 210,
                                                                                 Denver, Colorado 80202

Paul C. MacNeil                              Director                            Partner, Campney & Murphy
2100-1111 West Georgia St.                                                       (law firm), 2100-1111 West
Vancouver, B.C. V7X 1K9                                                          Georgia St.,  Vancouver, Brit
CANADA                                                                           ish Columbia V7X 1K9
                                                                                 CANADA.

Roland H. Ridler                             Director and                        President of Roland H. Ridler
2 Shaughnessy Blvd.                          Consulting Geologist                and Associates Inc. (independ
Willowdale, Ontario M2J 1H5                                                      ent geological consultants), 2
CANADA                                                                           Shaughnessy Blvd.,
                                                                                 Willowdale, Ontario M2J 1H5,
                                                                                 CANADA.


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CUSIP NO. 168628 10 5                                          PAGE 4 OF 7 PAGES

(d) During the past five years none of Akiko, its directors, executive officers, and control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemean ors).

(e) During the past five years none of Akiko, its directors, executive officers, and control persons has been party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of all the directors, executive officers, and control persons of Akiko is Canadian, with the exception of Messrs. Flechner and Irwin.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In September, 1994, Akiko purchased a total of 285,000 shares of the Issuer's common stock for $1,140,000 in cash. The funds with which Akiko purchased these shares were obtained from subscriptions for treasury stock in the capital of Akiko, which included the exercise of stock options by Messrs. Flechner, Irwin, and Ridler and private placement subscriptions by Messrs. Michael Levinson, Yasuo Takahashi, and Flechner and EBC Zurich AG.

In May, 1995, Akiko sold 200,000 units for (U.S.) $1,000,000. Each unit included one share of the Issuer's common stock, along with shares and warrants for the Company's common stock.

In June, 1995, Akiko purchased an additional 250,000 shares of the Issuer's common stock for $1,000,000 in cash. The funds which Akiko received from the sale of the 200,000 units in May, 1995, was used to purchase the 250,000 shares of the Issuer, pursuant to Akiko's option under the March 11, 1994 agreement.

Between August 23, 1995, and August 28, 1995, Akiko sold a total of 55,000 units for (U.S.) $275,000. The August 28, 1995, units consisted of three common shares of the Company, three warrants for an additional share of the Company's common stock, and one common share of the Issuer's common stock. The August 23, 1995, and August 24, 1995, sales consisted of 2.5 shares of the Company, two non-transferable share purchase warrants, and one share of the Issuer's common stock.

On September 11, 1995, Akiko entered into an agreement with Korea Zinc Company, Ltd. ("Korea Zinc") assigning Akiko's right to purchase an additional 500,000 shares of the Issuer's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Akiko is holding its shares of the Issuer for investment purposes and plans to transfer or sell the shares as necessary. Akiko no longer has the right to acquire an additional 500,000 shares of common stock of the Issuer pursuant to the agreement with Korea Zinc. Akiko entered into the agreement with Korea Zinc to provide additional funding to Akiko, and to assist Akiko with meeting its obligations under Akiko's agreement with the Issuer.



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CUSIP NO. 168628 10 5                                          PAGE 5 OF 7 PAGES

None of Akiko, its directors, executive officers, and control persons has any other present plans or proposals which relate to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof; however, in the event that Akiko proposes to control or merge with or into the Issuer, Korea Zinc will support Akiko, provided the tems of the merger are satisfactory to Korea Zinc;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Notwithstanding the foregoing, Akiko will continue to review its investment in the Issuer and reserves the right to change its intention with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 11, 1995, Akiko owned beneficially and of record 280,000 shares (5.9%) of the Issuer's common stock. Akiko no longer has the right to purchase an additional 500,000 shares. Akiko entered into an agreement with Korea Zinc, dated September 11, 1995, which gave Korea Zinc the right to purchase the additional 500,000 shares of the Issuer, in exchange for a portion of Akiko's ownership in the joint venture with the Issuer.





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CUSIP NO. 168628 10 5                                          PAGE 6 OF 7 PAGES

         As of September 11, 1995, officers and directors of Akiko owned the Issuer's common stock as follows:


                 NAME                            NUMBER OF SHARES HELD                     PERCENT OF CLASS
                 ----                            ---------------------                     ----------------
Stephen E. Flechner                                        0                                       0
Herbert K. Fredickson                                      0                                       0
Raymond E. Irwin                                           0                                       0
Paul C. MacNeil                                            0                                       0
Roland H. Ridler                                           0                                       0


(b)      Akiko has the sole power to vote and to dispose of its shares.

(c) During the period between August 28, 1995, and September 11, 1995, Akiko did not have any transactions in the stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Akiko's shares of common stock.

(e) Akiko continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 11, 1994, the Issuer and Akiko entered into an agreement which provided for the acquisition by Akiko of an interest in certain properties owned by the Issuer and up to 1,035,000 shares of the Issuer's common stock, and a joint venture arrangement between the Issuer and Akiko. The joint venture arrangement pertains to the operation of mining properties in the Tintic Mining District in Juab and Utah counties, Utah.

On September 11, 1995, Akiko and Korea Zinc entered into an agreement which allows Korea Zinc to earn 50% of the interest granted to Akiko under the agreement with the Issuer. Pursuant to the agreement with Korea Zinc, Akiko assigned the right to 500,000 shares of the Issuer's common stock

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A copy of the March 11, 1994, agreement described in Item 6 above was filed as an exhibit with the Schedule 13D dated September 30, 1994.

A copy of the September 11, 1995, agreement with Korea Zinc described in Item 6 above is filed as an exhibit to this document.

CUSIP NO. 168628 10 5                                          PAGE 7 OF 7 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AKIKO GOLD RESOURCES LTD.


Date: 24 February 1997                   By:/s/Stephen E. Flechner
                                            Stephen E. Flechner, President and
                                            Chief Executive Officer

I13D-9-95.AMD


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